SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

JOUNCE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

481116101

(CUSIP Number)

February 1, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 481116101

1.	Names of reporting persons. Celgene Switzerland LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware, U.S.A.

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,456,463 shares of Common Stock of the Issuer
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,456,463 shares of Common Stock of the Issuer

9.	Aggregate amount beneficially owned by each reporting person 3,456,463 shares of Common Stock of the Issuer
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 10.8% (1)
12.	Type of reporting person* OO

(1)	The percentage ownership interest is determined based on 32,121,776 shares of Common Stock outstanding as of February 1, 2017, which includes 3,456,463 shares of Common Stock held by Celgene Switzerland LLC, a wholly-owned subsidiary of Celgene Corporation, subsequent to the Issuer’s initial public offering.

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 481116101

1.	Names of reporting persons. Celgene Corporation
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware, U.S.A.

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,456,463 shares of Common Stock of the Issuer
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,456,463 shares of Common Stock of the Issuer

9.	Aggregate amount beneficially owned by each reporting person 3,456,463 shares of Common Stock of the Issuer
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 10.8% (1)
12.	Type of reporting person* CO

(1)	The percentage ownership interest is determined based on 32,121,776 shares of Common Stock outstanding as of February 1, 2017, which includes 3,456,463 shares of Common Stock held by Celgene Switzerland LLC, a wholly-owned subsidiary of Celgene Corporation, subsequent to the Issuer’s initial public offering.

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a).	Name of Issuer: Jounce Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1030 Massachusetts Avenue Cambridge, MA 02138

Item 2(a).	Name of Persons Filing: Celgene Switzerland LLC Celgene Corporation

Item 2(b).	Address of Principal Business Office or, if none, Residence: Celgene Switzerland LLC Aon House 30 Woodbourne Ave Pembroke, HM 08 Bermuda Celgene Corporation 86 Morris Avenue Summit, New Jersey 07901

Item 2(c).	Citizenship: Delaware, U.S.A.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001

Item 2(e).	CUSIP Number: 481116101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,456,463 shares of Common Stock of the Issuer

(b)	Percent of class:

10.8%. The percentage ownership interest is determined based on 32,121,776 shares of Common Stock outstanding as of February 1, 2017, which includes 3,456,463 shares of Common Stock held by Celgene Switzerland LLC, a wholly-owned subsidiary of Celgene Corporation, subsequent to the Issuer’s initial public offering.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Amount beneficially owned:

3,456,463 shares of Common Stock of the Issuer

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Amount beneficially owned:

3,456,463 shares of Common Stock of the Issuer

Item 5.	Ownership of Five Percent or Less of a Class.

 Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CELGENE SWITZERLAND LLC

Date: February 10, 2017	By:	/s/ Kevin Mello
Kevin Mello
Manager

CELGENE CORPORATION

Date: February 10, 2017	By:	/s/ Thomas M. Perone
Thomas M. Perone
Assistant Secretary